UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June (Report No.3)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On June 25, 2025, SciSparc Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”); however, it was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s adjourned Annual Meeting will be convened on Thursday, June 26, 2025, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) and will be held at the Company’s offices, 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel (the “Adjourned Annual Meeting”). If a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Annual Meeting was convened. Proxy cards delivered for the Annual Meeting will be voted at the Adjourned Annual Meeting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: June 25, 2025	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer

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